Exhibit 4.5

LENDER ACCESSION AGREEMENT To: · The Royal Bank of Scotland pic as Agent From: Raiffeisen Bank International AG Vienna, 12 July 2018 Vodafone Group Pic USD 3,935,000,000,-(as increased to USD 4,090,000,000) Revolving Credit Agreement dated 27 February 2015 (the "Credit Agreement") Tenns used herein which are defined in the Credit Agreement shall have the same meaning herein as in the Credit Agreement. We refer to Clause 2.8 (Additional Lenders). We, Raiffeisen Bank International AG, Am Stadtpnrk 9.A-1030 Vienna, agree to become party to and to be bound by the terms of the Credit Agreement as an Additional Lender in accordance with Clause 2.8 (Additional Lenders) with effect on and from I August 2018. Our Revolving Credit Commitment is USD 75.000.000.-. We confinn to each Finance Party that we: (a) have made our own independent investigation and assessment of the financial condition and affairs of each Obligor and its related entities in connection with its participation in the Credit Agreement and have not relied exclusively on any infonnation provided to us by a Finance Party in connection with any Finance Document; and will continue to make our own independent appmisal of the creditworthiness of each Obligor and its related entities while any amount is or may be outstanding under the!Credit Agreement . or any Commitment is in force. (b) The Facility Office and address fQr notices of the Additional Lender for the purposes of Clause 332 (Addresses for notices) is: Raiffeisen Bank lntemationai AG Am Stadtpark 9 A-1030 Vienna attn. Mr. Konstantin Soustal, e-mail: konstantin.soustal@rbintemational.com and Ms. Ingrid Rosenwirth, e-mail: ingrid.rosenwirth@rbinternational.com

' '· This Agreement and nny non-contractunl obligations nrising out of or in connection with it are governed by En lish law. By: Ingrid ROSENWIRTH THE ROYAL BANK OF SCOTLAND PLC ' l'!'M I c. M IU-f;A._ VODAFONE GROUP PLC A By: ('-